Exhibit 99.3

Stratasys & MakerBot Merger Investor Conference Call June 20, 2013

Conference Call Details Shane Glenn VP, Investor Relations Stratasys

NASDAQ : SSYS Conference Call and Webcast Details 3 CEO CEO, MakerBot CFO & COO (IL), Stratasys Bre Pettis Erez Simha Speakers Live Dial-in Information PRIMARY DIAL-IN: 800 706.7745 INTERNATIONAL DIAL-IN: 617 614.3472 PARTICIPANT PASSCODE: 14893429 PRIMARY DIAL-IN: 888 286.8010 INTERNATIONAL DIAL-IN: 617 801.6888 AVAILABLE FROM: 6/20/2013 09:00 AM ET AVAILABLE TO: 06/27/2013 11:59 PM ET PARTICIPANT PASSCODE: 88612957 ONLINE LIVE WEBCAST AND REPLAY: http://www.media-server.com/m/p/86agynec Replay Dial-in Information David Reis CEO, Stratasys

NASDAQ : SSYS Forward Looking Statement Statements made during this call about Stratasys’s beliefs, intentions and expectations, including statements regarding the expected timing and ultimate closing of the merger of Stratasys and MakerBot, as well as the benefits thereof, are forward-looking statements. The statements involve risks and uncertainties, both known and unknown, that may cause actual results to differ materially from those projected in this presentation. Actual results may differ materially due to a number of factors, including risks and uncertainties relating to Stratasys’s ability to penetrate the 3D printing market; Stratasys’s ability to achieve the growth rates experienced in preceding quarters; Stratasys’s ability to introduce, produce and market consumable materials, and the market acceptance of these materials; the impact of competitive products and pricing; Stratasys’s timely development of new products and materials and market acceptance of those products and materials; the success of Stratasys’s recent R&D initiative to expand the DDM capabilities of its core FDM technology; the success of Stratasys’s RedEyeOnDemand and other paid parts services; and Stratasys’s ability to complete its transaction with MakerBot on the proposed terms and schedule and achieve the anticipated benefits of the transaction. These and other applicable factors are discussed in this presentation and in Stratasys’s filings with the Securities and Exchange Commission, including its report on Form 10-K for the year ended 12/31/2012 and subsequent filings. Any forward-looking statements included in this presentation are as of the date they are given, and Stratasys does not intend to update them if its views later change, except as may be required by law. These forward-looking statements should not be relied upon as representing Stratasys’s views as of any date subsequent to the date they are given. 4

Opening Remarks Scott Crump Chairman & Chief Innovation Officer, Stratasys

NASDAQ : SSYS Merging Two Global 3D Printing Industry Leaders Stratasys and MakerBot Driving Faster Adoption of Desktop 3D Printing for Multiple Applications and Industries

Merger Rationale David Reis CEO, Stratasys

NASDAQ : SSYS 8 Desktop 3D Printer Market Opportunity Units Sales Per Year - Total Industry Source: Stratasys Ltd. analysis 0 10000 20000 30000 40000 50000 60000 70000 80000 2008 2009 2010 2011 2012 2013F 35,000 to 40,000 units sold in 2012 Unit sales expected to double in 2013

MakerBot Overview Bre Pettis CEO, MakerBot

10 MakerBot - At a Glance MakerBot Cumulative System Sales Expanding in CALA and APAC Founded: 2009 Headquarters: Brooklyn, NY Employees: 266 (as of end May 2013) Desktop 3D Printers: Materials: Extrusion of thermoplastic; formulated by the company; manufactured by 3rd party Manufacturing: Brooklyn, New York Key Partnerships: Revenue FY 2012: $15.7M Revenue Q1-2013: $11.5M MakerBot Highlights Source: Company information Replicator 2 Replicator 2X Price $2,199 $2,799 Build volume (mm) 285x153x155 246x152x153 Key Features PLA, Single extruder ABS, 2 extruders, closed envelop, heated tray 18,710 0 5000 10000 15000 20000 Q1-2009 Q1-2013 Source: Company information

11 MakerBot - Product Evolution 2013 $1750 $2200 $2800 $1200 Product improvement and shift towards prosumer / professional users

12 MakerBot - Thingiverse Online Platform Platform for users to share and customize digital designs which can be printed on 3D printers to create physical objects. Files categorized: Art, Fashion, Gadget, Hobby, Household, learning, Models, Tools, Toys-and- Games, 3D Printing. The largest repository of 3D content: 90,000 files available to download 500,000 unique visitors per month 1 million downloads per month Starting to leverage Thingiverse platform with strategic partners (e.g. Nokia, Nike, Lego, Apple, Adidas) Exploring monetization options

NASDAQ : SSYS MakerBot 3D Printing Ecosystem 13

Merger Rationale David Reis CEO, Stratasys

15 Merger Rationale Creating - Value Cross product promotion opportunities Leverage Stratasys global infrastructure Leverage Stratasys expertise and intellectual property in FDM to improve Desktop 3D Printer portfolio Potential synergy areas to be jointly explored and defined with MakerBot

16 Merger Rationale - Market Opportunity Affordable Desktop 3D Printers Are Becoming Mainstream Rapid Adoption by Business Source: Internal MakerBot customer survey. Total sample size 680 What do you use your MakerBot printer for? MakerBot Cumulative System Sales Source: Company information 18,710 0 5000 10000 15000 20000 Q1-2009 Q1-2013

17 Merger Rationale Leverage Infrastructure & Scale Market Opportunity & Ideal Partner Synergies Leverage Expertise & IP

Transaction Highlights Erez Simha CFO & COO (IL), Stratasys

NASDAQ : SSYS Stratasys and MakerBot to combine in a stock-for-stock merger. Transaction value at time of announcement is $403 million with an earn out of $201 million. MakerBot to operate as separate subsidiary under leadership of existing management - transaction expected to close Q3 2013, following customary regulatory review and approvals Combined company will be positioned to achieve higher rates of revenue, operating income and net income growth Transaction Highlights Combination should be slightly dilutive to Non-GAAP earnings per share in 2013, and accretive to Stratasys Non-GAAP earnings per share by the end of 2014. 19

NASDAQ : SSYS Merging Two Global 3D Printing Industry Leaders Stratasys and MakerBot Driving Faster Adoption of Desktop 3D Printing for Multiple Applications and Industries